SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

[X]       ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2004

OR

[   ]       TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from                     to

Commission file number: Not yet assigned

A. Full title of the plan and address of the plan, if different from that of the issuer named below:

SPARTA, INC. PROFIT SHARING PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

SPARTA, INC.

25531 Commercentre Drive, Suite 120
Lake Forest, CA 92630-8873

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or the other persons who administer the employee benefit plan) have duly caused this annual report to be signed on the Plan’s behalf by the undersigned, thereunto duly authorized.

SPARTA, INC. PROFIT SHARING PLAN

Date: June 28, 2005	/s/ Jerry R. Fabian

Jerry R. Fabian, Vice President and Director of Business Administration

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Sparta, Inc.

We consent to the incorporation by reference in the Registration Statement (No. 33-45915) on Form S-8 of Sparta, Inc. of our report dated June 15, 2005, with respect to the statements of net assets available for benefits of Sparta, Inc. Profit Sharing Plan as of December 31, 2004 and 2003, the related statements of changes in net assets available for benefits for the years then ended, and the related supplemental schedule of Schedule H, line 4i-schedule of assets (held at end of year) as of December 31, 2004, which report appears in the December 31, 2004 annual report on Form 11-K of Sparta, Inc. Profit Sharing Plan.

Lesley, Thomas, Schwarz & Postma, Inc.
A Professional Accountancy Corporation

Newport Beach, California
June 28, 2005

SPARTA, INC.
PROFIT SHARING PLAN

* All other schedules are omitted because they are not required or applicable pursuant to ERISA and Department of Labor regulations.

June 15, 2005

Report of Independent Registered Public Accounting Firm

To the Board of Directors of
Sparta, Inc.

     We have audited the accompanying statements of net assets available for benefits of the Sparta, Inc. Profit Sharing Plan (the “Plan”) as of December 31, 2004 and 2003, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Sparta, Inc. Profit Sharing Plan as of December 31, 2004 and 2003, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

     Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of Schedule H, line 4i — Schedule of Assets (Held at End of Year) as of December 31, 2004 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Lesley, Thomas, Schwarz & Postma, Inc. A Professional Accountancy Corporation

Newport Beach, California

SPARTA, INC. PROFIT SHARING PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2004	2003
ASSETS
Investments at fair value (Note 3)
Interest bearing cash	$11,237,049	$9,172,932
Sparta, Inc. common stock	100,118,556	75,189,372
Domestic and foreign corporate stock	2,723,118	2,448,938
Corporate bonds	37,723	—
Mutual funds	32,762,171	23,441,416
Insurance annuity contracts	378,547	354,233
Partnership/joint ventures	34,156	33,726
Participant loans	1,427,764	1,327,637

	148,719,084	111,968,254

Receivables
Employer contributions	9,936,547	8,086,321

Total receivables	9,936,547	8,086,321

Cash	828,146	1,145,261

Total assets	159,483,777	121,199,836

LIABILITY	—	—

NET ASSETS AVAILABLE FOR BENEFITS	$159,483,777	$121,199,836

See the accompanying notes to these financial statements

SPARTA, INC. PROFIT SHARING PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Years Ended December 31,
	2004	2003
ADDITIONS TO NET ASSETS ATTRIBUTED TO:
Investment income (Note 3)
Net appreciation in fair value of investments	$28,610,948	$22,918,226
Interest and dividends	226,215	247,762

	28,837,163	23,165,988

Contributions
Employer’s
Cash	5,105,753	4,145,786
Non-cash (Sparta, Inc. common stock)	4,830,794	3,940,535
Participants’	5,699,030	4,568,555
Participant rollovers	1,590,387	359,603

	17,225,964	13,014,479

Total additions to net assets	46,063,127	36,180,467

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
Benefits paid to participants	7,651,003	3,576,034
Administrative expenses	128,183	107,899

Total deductions from net assets	7,779,186	3,683,933

NET INCREASE	38,283,941	32,496,534

NET ASSETS AVAILABLE FOR BENEFITS, beginning of year	121,199,836	88,703,302

NET ASSETS AVAILABLE FOR BENEFITS, end of year	$159,483,777	$121,199,836

See the accompanying notes to these financial statements

SPARTA, INC. PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2004 AND 2003

NOTE 1 — DESCRIPTION OF THE PLAN

     The following description of the Sparta, Inc. Profit Sharing Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

     General – The Plan is a contributory defined contribution plan adopted by Sparta, Inc. (the “Company”) on October 1, 1979 for substantially all of its employees and provides for retirement and disability benefits. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). The Plan provides for immediate eligibility into the Plan and one hundred percent (100%) vesting in all contributions to the Plan, at all times.

     The Plan’s investments are held in trust. An officer of the Company is the trustee with respect to Sparta, Inc. securities held by the Plan. CNA Trust Corporation was named trustee of the Plan effective April 12, 1999. CNA Trust Corporation was purchased by TruSource, a Division of Union Bank of California, on August 1, 2004.

     Employee Contributions – For the years ended December 31, 2004 and 2003, participants could contribute the lesser of fifteen percent (15%) of their annual compensation or $13,000 and $12,000, respectively to the Plan. In addition, participants who attained age fifty (50) on or before December 31, 2004 and 2003 were allowed to make a catch-up contribution of an additional $3,000 and $2,000, respectively for the Plan year.

     Employees may elect to invest their contributions in Sparta, Inc. common stock, any of 13 core mutual funds, or in self-directed accounts, however, investments in self-directed accounts are subject to additional administrative and transaction fees.

     Employer Contributions – The amount of the annual contribution to the Plan is at the discretion of the Board of Directors of the Company (the “Board”). The Company makes both matching contributions and profit sharing contributions, based on the type of employee as defined by the Plan. The Company’s contribution to the Plan each year may be made in the form of Sparta, Inc. common stock, cash or both at the discretion of the Board of Directors.

     Employer contributions are allocated to participants based on compensation and years of service. For the profit sharing portion of the employer contribution fifty percent (50%) was made in Company stock and fifty percent (50%) was made in cash for full time, active employees. For the matching portion of the employer contribution one hundred percent (100%) was made in Company stock for full time, active employees.

     For the year ended December 31, 2004, total contributions made by the employer of $9,936,547 were comprised of 160,124 shares of the Company Stock valued at $4,830,794, with per share prices ranging from $28.02 to $34.58, and cash contributions of $5,105,753.

NOTE 1 — DESCRIPTION OF THE PLAN (CONTINUED)

     For the year ended December 31, 2003, total contributions made by the employer of $8,086,321 were comprised of 167,633 shares of the Company Stock valued at $3,940,535, with per share prices ranging from $20.43 to $26.14, and cash contributions of $4,145,786.

     Participant Accounts – Each participant’s account is credited with the participant’s contribution and an allocation of the Company’s contribution and Plan earnings and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

     Payment of Benefits – On termination of service due to death, disability or retirement, a participant may elect to receive an amount equal to the value of the participant’s vested interest in his or her account in a lump-sum cash distribution except to the extent that the participant elects to have his or her benefits distributed in kind. For termination of service due to other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution.

     Plan Expenses – The Company absorbs a portion of plan expenses incurred for the administration and management of the Plan. All other administrative fees are deducted from the account for each participant.

     Participant Loans – Pursuant to the Plan, loans are available to eligible participants, bear interest at a fair market value, require adequate security, and require repayment over a reasonable period of time, not to exceed five (5) years, unless the loan is for the purchase of a principal residence. The Plan requires that the loans be in compliance with Internal Revenue Code Section 72.

     Non-Distributed Benefits – The Plan does not accrue non-distributed benefits related to participants who have withdrawn from the Plan, but recognizes such benefits as a deduction from net assets in the period in which such benefits are paid.

     Non-Discrimination Testing for Employee and Employer Contributions – The Plan, as required by the IRC, performs annual tests between highly compensated participants versus non-highly compensated participants to ensure that highly compensated participants are not disproportionately favored under the Plan. If the Plan fails the tests, it must refund some of the excess deferral contributions. Excess deferral contributions which are refunded within two and one-half (2 1/2) months of the Plan year end are accrued as a liability to the Plan. Excess deferral contributions which are not refunded within two and one-half (2 1/2) months of the Plan year end are recorded as a distribution in the Plan year in which the refund is paid.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES

     Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the plan administrator to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

     Investment Valuation – Corporate stocks and mutual funds are stated at aggregate fair value. Securities traded on a national securities exchange are valued at the latest reported sales price on the last business day of the Plan year. Investments traded on the over-the-counter market and listed securities for which no sale was reported on that date are valued at the average of the last reported bid and asked prices.

     The insurance annuity contracts are valued by an insurance company and are based on the cash surrender value of each individual contract.

     Stock investments in the employer corporation are valued using the quarterly adjusted formula which is used in all transactions affecting Sparta, Inc. common stock. The value at December 31, 2004 was $36.90 per share, based upon the quarterly adjusted formula calculation at January 21, 2005, which was determined based on the Company’s financial data at December 31, 2004. The value at December 31, 2003 was $28.02 per share, based upon the quarterly adjusted formula calculation at January 21, 2004, which was determined based on the Company’s financial data at December 31, 2003.

     An independent valuation firm determined that the stock valuations (using quarterly adjusted formula) were a proper reflection of the fair market values at the valuation dates of March 31, 2004 and 2003. The stock values as determined by the independent valuation firm were $30.32 and $23.87 at March 31, 2004 and 2003, respectively, and were consistent with the values as previously computed using the quarterly adjusted formula. Independent stock valuations were prepared subsequent to the plan year end and were also consistent with the prevailing values using the quarterly adjusted formula.

     Sparta, Inc. common stock value, as determined by the independent valuation firm, was $40.87 at March 31, 2005.

     The fair value of the limited partnership interests is based on the estimated fair value of their underlying assets.

     The fair value of the participant loans is based on the outstanding principal balance of the loans.

     The fair value of the corporate bonds is based on quoted market prices.

     Contribution Funding – Participant contributions are funded bi-weekly. Employer retirement contributions are funded annually.

NOTE 3 – INVESTMENTS

     The following table presents the fair values of the investments. Investments that represent five percent (5%) or more of the Plan’s net assets at December 31, 2004 and 2003 are separately identified:

	December 31,
	2004
PARTICIPANT DIRECTED INVESTMENTS:
Participant loans	$1,427,764
Partnership/joint ventures	34,156
Sparta, Inc. common stock	100,118,556	*
Interest bearing cash
American Funds Cash Management Trust	11,061,221	*
Other interest bearing cash	175,828
Domestic and foreign corporate stock	2,723,118
Corporate bonds	37,723
Mutual funds	32,762,171
Insurance annuity contracts	378,547

	$148,719,084

	December 31,
	2003
PARTICIPANT DIRECTED INVESTMENTS:
Participant loans	$1,327,637
Partnership/joint ventures	33,726
Sparta, Inc. common stock	75,189,372	*
Interest bearing cash
American Funds Cash Management Trust	9,016,311	*
Other interest bearing cash	156,621
Domestic and foreign corporate stock	2,448,938
Mutual funds	23,441,416
Insurance annuity contracts	354,233

	$111,968,254

* Investments that represent five percent (5%) or more of the Plan’s net assets.

NOTE 3 – INVESTMENTS (CONTINUED)

     The Plan’s investments (including gains and losses on investments bought and sold as well as held) appreciated in value for the years ended December 31, 2004 and 2003. A summary of the changes in the fair value of the investments is as follows:

	Years Ended December 31,
	2004	2003
PARTICIPANT DIRECTED INVESTMENTS:
Partnership/joint ventures	$430	$17,712
Sparta, Inc. common stock	24,925,470	16,973,560
Domestic and foreign corporate stock	567,210	968,224
Insurance annuity contracts	15,860	—
Mutual funds	3,101,978	4,958,730

	$28,610,948	$22,918,226

     The Plan places a substantial portion of its assets with Union Bank of California’s Trust Variable Savings Account, American Funds Cash Management Trust of America, Federated Automated Cash Management Trust, Vanguard Federal Money Market Fund and Canterbury Capital Custodial Money Market. Among them are $11,237,049 of temporary cash investments consisting principally of savings account and money market funds that are potentially subject to risk because a substantial portion is not insured by the Securities Investors Protection Corporation or by the Federal Deposit Insurance Corporation. The Plan administrator and Company management do not believe that the Plan is at risk, and that no significant loss will occur.

     The Plan provides for various investment options in any combination of stocks, bonds, fixed-income securities, mutual funds, and other investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.

NOTE 4 – PLAN TERMINATION

     Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, the net assets of the Plan will be allocated to the participants in accordance with the terms of the Plan.

NOTE 5– INCOME TAX STATUS

     The Plan obtained its latest determination letter on February 28, 2003 in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Accordingly, no provision was made for federal income taxes in the accompanying financial statements.

NOTE 6– RELATED PARTY TRANSACTIONS

     The Plan was amended, effective October 1, 1987, to allow the Plan to purchase employer securities. During the Plan years ended December 31, 2004 and 2003, the Plan purchased 289,227 and 191,661 shares of the Company, respectively, at prices ranging from $26.14 to $34.58 per share. In addition, during the Plan years ended December 31, 2004 and 2003, the Plan sold 369,182 and 248,578 shares of the Company, respectively, at prices ranging from $26.14 to $34.58 per share.

SUPPLEMENTAL SCHEDULE

SPARTA, INC. PROFIT SHARING PLAN

SUPPLEMENTAL SCHEDULE
DECEMBER 31, 2004
FEIN: 63-0775889
PLAN NUMBER: 001

SCHEDULE H, LINE 4i — SCHEDULE OF ASSETS
(HELD AT END OF YEAR)

		(c) Description of
		Investment Including
		Maturity Date, Rate of
	(b) Identity of Issue, Borrower,	Interest, Collateral,			(e) Current
(a)	Lessor or Similar Party	Par or Maturity Value	(d) Cost		Value
	Interest Bearing Cash
	American Funds Cash Management Trust Of America Cl A	Short Term Investments	*	*	$11,061,221
	Canterbury Capital Custodial Money Market	Short Term Investments	*	*	126,110
	Federated Automated Cash Management Trust -Iss	Short Term Investments	*	*	49,692
	Vanguard Federal Money Market Fund	Short Term Investments	*	*	5
	Union Bank of California Variable Rate Savings Account	Short Term Investments	*	*	21

					11,237,049

	Common Stock
	Abraxas Pete Corp Com	Common Stock, 3,500 shares	*	*	8,120
	ADE Corp Mass Com	Common Stock, 100 shares	*	*	1,872
	Adobe Sys Inc Com	Common Stock, 100 shares	*	*	6,274
	Adtran Inc Com	Common Stock, 1,350 shares	*	*	25,839
	Advanced Digital Info Corp Com	Common Stock, 100 shares	*	*	1,002
	Advanced Med Optics Inc. Com	Common Stock, 500 shares	*	*	20,570
	Advanced Micro Devices Inc Com	Common Stock, 500 shares	*	*	11,010
	Advanced Viral Research Cor. Com	Common Stock, 5,000 shares	*	*	710
	Agere Sys Inc Cl A	Common Stock, 11 shares	*	*	15
	Agere Sys Inc Cl B	Common Stock, 288 shares	*	*	389
	Agilent Technologies Com	Common Stock, 57 shares	*	*	1,374
	AirTran Hldgs Inc Com	Common Stock, 1,600 shares	*	*	17,120
	Ak Steel Holding Corp	Common Stock, 76 shares	*	*	1,100
	Alderwoods Group, Inc. Com	Common Stock, 75 shares	*	*	852
	Altair Nanotechnologies, Inc. Com	Common Stock, 1,000 shares	*	*	2,710
	Altria Group, Inc. Com	Common Stock, 300 shares	*	*	18,330
	Alvarion Ltd Com	Common Stock, 200 shares	*	*	2,652
	Amerada Hess Corp Com	Common Stock, 50 shares	*	*	4,119
	American Standard Co Com	Common Stock, 100 shares	*	*	4,132
	American Woodmark Corp. Com	Common Stock, 22 shares	*	*	961
	Amgen Inc Com	Common Stock, 250 shares	*	*	16,038
	AMR Corp Del Com	Common Stock, 1,000 shares	*	*	10,950
	Anworth Mtg Asset Corp Com	Common Stock, 400 shares	*	*	4,284
	Apple Computer Inc Com	Common Stock, 900 shares	*	*	57,960
	Applera Corp Com Celera Genomics Group	Common Stock,100 shares	*	*	1,375
	Arm Holdings PLC Sponsored ADR	Common Stock, 600 shares	*	*	3,708
	Arthrocare Corp Com	Common Stock, 90 shares	*	*	2,885
	Autozone Inc. Com	Common Stock, 60 shares	*	*	5,479
	Avaya Inc Com	Common Stock, 57 shares	*	*	980

*	Party-in interest

**	Historical cost information is not required for participant directed investment funds

See Report of Independent Registered Public Accounting Firm and
the accompanying notes to the financial statements

SPARTA, INC. PROFIT SHARING PLAN
SUPPLEMENTAL SCHEDULE
DECEMBER 31, 2004
FEIN: 63-0775889
PLAN NUMBER: 001

SCHEDULE H, LINE 4i — SCHEDULE OF ASSETS
(HELD AT END OF YEAR)

		(c) Description of
		Investment Including
		Maturity Date, Rate of
	(b) Identity of Issue, Borrower,	Interest, Collateral,			(e) Current
(a)	Lessor or Similar Party	Par or Maturity Value	(d) Cost		Value
	Common Stock (continued)
	Avocent Corp Com	Common Stock, 1,200 shares	*	*	48,732
	Avon Prods, Inc. Com	Common Stock, 100 shares	*	*	3,870
	Bg Plc Adr Adr Financial Inst	Common Stock, 100 shares	*	*	3,445
	Barnes & Noble Inc. Com	Common Stock, 20 shares	*	*	645
	Berkshire Hathaway Inc. Del CL B	Common Stock, 4 shares	*	*	11,744
	Biopure Corp Com	Common Stock, 100 shares	*	*	59
	Boeing Co Com	Common Stock, 380 shares	*	*	19,673
	Bombardier Inc Cl B	Common Stock, 2,000 shares	*	*	3,961
	Boston Communications Group Inc. Com	Common Stock, 100 shares	*	*	924
	Brascan Corp Ltd Vtg Shs Cl A	Common Stock, 100 shares	*	*	3,601
	Breakaway Solutions Inc Com	Common Stock, 683 shares	*	*	1
	Broadwing Corp Com	Common Stock, 160 shares	*	*	1,458
	Buffalo Wild Wings, Inc. Com	Common Stock, 50 shares	*	*	1,741
	Burlington Res, Inc. Com	Common Stock, 100 shares	*	*	4,350
	Calpine Corp Com	Common Stock, 1,600 shares	*	*	6,304
	Cambior Inc. Com	Common Stock, 200 shares	*	*	534
	Canadian Nat Res Ltd Com	Common Stock, 100 shares	*	*	4,277
	Canterbury Capital Custodial Stock	Common Stock, 930,679 shares	*	*	930,679
	Cardiodynamics Intl. Corp. Com	Common Stock, 50 shares	*	*	258
	Carmax, Inc. Com	Common Stock, 48 shares	*	*	1,490
	Caterpillar Inc Com	Common Stock, 24 shares	*	*	2,340
	Cendant Corp Com	Common Stock, 300 shares	*	*	7,014
	Central Fd Cda Ltd Cl A	Common Stock, 2,100 shares	*	*	11,487
	Central Pacific Finl Corp Com	Common Stock, 100 shares	*	*	3,617
	Chesapeake Energy Corp Com	Common Stock, 2,400 shares	*	*	39,600
	Chevrontexaco Corp Com	Common Stock, 100 shares	*	*	5,251
	China Unicom Ltd Sponsored ADR	Common Stock, 20 shares	*	*	157
	China Yuchai Intl Ltd Com	Common Stock, 200 shares	*	*	2,656
	Cisco Sys Inc Com	Common Stock, 2,020 shares	*	*	39,026
	Citigroup Inc Com	Common Stock, 297 shares	*	*	14,309
	Claires Stores Inc. Com	Common Stock, 30 shares	*	*	638
	CNS Inc. Com	Common Stock, 40 shares	*	*	509
	Coca Cola Co Com	Common Stock, 1,077 shares	*	*	44,846
	Cognex Corp Com	Common Stock, 200 shares	*	*	5,580
	Coinstar Inc. Com	Common Stock, 20 shares	*	*	537
	Commerce Bancorp, Inc. N J Com	Common Stock, 200 shares	*	*	12,880
	Conexant Sys, Inc. Com	Common Stock, 2,500 shares	*	*	4,975
	Conocophillips Com	Common Stock, 50 shares	*	*	4,342
	Continental Airls, Inc. Cl B	Common Stock, 1,000 shares	*	*	13,540

*	Party-in interest

**	Historical cost information is not required for participant directed investment funds

See Report of Independent Registered Public Accounting Firm and
the accompanying notes to the financial statements

SPARTA, INC. PROFIT SHARING PLAN
SUPPLEMENTAL SCHEDULE
DECEMBER 31, 2004
FEIN: 63-0775889
PLAN NUMBER: 001

SCHEDULE H, LINE 4i — SCHEDULE OF ASSETS
(HELD AT END OF YEAR)

		(c) Description of
		Investment Including
		Maturity Date, Rate of
	(b) Identity of Issue, Borrower,	Interest, Collateral,			(e) Current
(a)	Lessor or Similar Party	Par or Maturity Value	(d) Cost		Value
	Common Stock (continued)
	Continental Amern Transn Inc Com New	Common Stock, 350 shares	*	*	0
	Corporate Office PPTYS TR Com	Common Stock, 20 shares	*	*	587
	Cp Ships Ltd Com	Common Stock, 200 shares	*	*	2870
	Cresud S A C I F Y A Sponsored ADR	Common Stock, 300 shares	*	*	4,470
	Cross Timbers Royalty Tr Com	Common Stock, 30 shares	*	*	1,196
	Crt Properties, Inc. Com	Common Stock, 33 shares	*	*	787
	Curative Health Svcs, Inc. New Com	Common Stock, 500 shares	*	*	3,425
	Daimler-Chrylser Ag Ord	Common Stock, 748 shares	*	*	35,941
	Dell Inc. Com	Common Stock, 532 shares	*	*	22,418
	Delta Air Lines Inc Del Com	Common Stock, 1,000 shares	*	*	7,480
	DHB Industries, Inc. Com	Common Stock, 60 shares	*	*	1,142
	Doubleclick Inc Com	Common Stock, 7 shares	*	*	54
	Dundee Precious Metals Inc Com	Common Stock, 3,750 shares	*	*	23,343
	Eagle Broadband, Inc. Com	Common Stock, 5,000 shares	*	*	3,300
	Eastman Chemical Co Com	Common Stock, 25 shares	*	*	1,443
	Eastman Kodak Co Com	Common Stock, 152 shares	*	*	4,902
	Edulink Inc Com	Common Stock, 20,000 shares	*	*	6
	8x8 Inc. New Com	Common Stock, 150 shares	*	*	611
	Emc Corp Mass Com	Common Stock, 676 shares	*	*	10,052
	Endo Pharmaceuticals Hldgs Inc. Com	Common Stock, 35 shares	*	*	735
	Enron Corp Com	Common Stock, 370 shares	*	*	14
	Espeed Inc Cl A	Common Stock, 850 shares	*	*	10,515
	Exxon Mobil Corp Com	Common Stock, 300 shares	*	*	15,378
	Faro Technologies Inc. Com	Common Stock, 74 shares	*	*	2,307
	Fedex Corp Com	Common Stock, 100 shares	*	*	9,849
	Flyi, Inc. Com	Common Stock, 1,600 shares	*	*	2,832
	Fonar Corp Com	Common Stock, 4,000 shares	*	*	6,280
	Ford Mtr Co Del Com	Common Stock, 310 shares	*	*	4,538
	Formfactor, Inc. Com	Common Stock, 25 shares	*	*	679
	Foundry Networks Inc Com	Common Stock, 20 shares	*	*	263
	Freescale Semiconductor, Inc. Cl B	Common Stock, 5 shares	*	*	92
	Fresh Delmonte Produce Com	Common Stock, 18 shares	*	*	533
	Galaxy Energy Corp Com	Common Stock, 200 shares	*	*	251
	Gamestop Copr Cl B	Common Stock, 8 shares	*	*	179
	General Dynamics Corp Com	Common Stock, 10 shares	*	*	1,046
	General Elec Co Com	Common Stock, 350 shares	*	*	12,775
	Genzyme Corp Com	Common Stock, 56 shares	*	*	3,252
	Georgia Pac Corp Com-Georgia Pac Group	Common Stock, 100 shares	*	*	3,748
	Glamis Gold Ltd Com	Common Stock, 200 shares	*	*	3,432

*	Party-in interest

**	Historical cost information is not required for participant directed investment funds

See Report of Independent Registered Public Accounting Firm and
the accompanying notes to the financial statements

SPARTA, INC. PROFIT SHARING PLAN
SUPPLEMENTAL SCHEDULE
DECEMBER 31, 2004
FEIN: 63-0775889
PLAN NUMBER: 001

SCHEDULE H, LINE 4i — SCHEDULE OF ASSETS
(HELD AT END OF YEAR)

		(c) Description of
		Investment Including
		Maturity Date, Rate of
	(b) Identity of Issue, Borrower,	Interest, Collateral,			(e) Current
(a)	Lessor or Similar Party	Par or Maturity Value	(d) Cost		Value
	Common Stock (continued)
	Goldcorp Inc. New Com	Common Stock, 70 shares	*	*	1,053
	Golden Telecom Inc. Com	Common Stock, 400 shares	*	*	10,568
	Hard to Treat Diseases Inc. Com	Common Stock, 80,000 shares	*	*	1,760
	Harvard Bioscience, Inc. Com	Common Stock, 300 shares	*	*	1,389
	Heartland Express Com	Common Stock, 500 shares	*	*	11,235
	Hershey Foods Corp Com	Common Stock, 200 shares	*	*	11,108
	Hewlett Packard Co Com	Common Stock, 679 shares	*	*	14,239
	Home Depot Inc Com	Common Stock, 1,270 shares	*	*	54,280
	Hooker Furniture Corp Com	Common Stock, 40 shares	*	*	908
	Hot Topic Inc. Com	Common Stock, 19 shares	*	*	327
	Id Biomedical Corp Com	Common Stock, 300 shares	*	*	4,485
	Identix Inc Com	Common Stock, 400 shares	*	*	2,952
	Imergent Inc. Com	Common Stock, 75 shares	*	*	1,131
	Imperial Oil Ltd Com New	Common Stock, 100 shares	*	*	5,938
	Intel Corp Com	Common Stock, 1,000 shares	*	*	23,390
	International Paper Co Com	Common Stock, 25 shares	*	*	1,050
	Intl Business Machines Corp Com	Common Stock, 190 shares	*	*	18,730
	Intrawest Corp Com New	Common Stock, 400 shares	*	*	9,196
	Introgen Therapeutics Inc Com	Common Stock, 177 shares	*	*	1,494
	ITC Deltacom, Inc Com New	Common Stock, 4 shares	*	*	7
	Ivanhoe Mines Ltd Com	Common Stock, 200 shares	*	*	1,438
	JDS Uniphase Corp Com	Common Stock, 2,018 shares	*	*	6,397
	Juniper Networks Inc Com	Common Stock, 100 shares	*	*	2,719
	K-Swiss Inc. Com	Common Stock, 30 shares	*	*	874
	Key Gold Corp Com	Common Stock, 100 shares	*	*	126
	Kmart Hldg Corp Com	Common Stock, 100 shares	*	*	9,895
	Lakeland Inds Inc. Com	Common Stock, 30 shares	*	*	609
	Lannett Co. Inc. Com	Common Stock, 31 shares	*	*	305
	Level 3 Communications Inc. com	Common Stock, 1,000 shares	*	*	3,390
	Lifestream Technologies Inc. Com	Common Stock, 20,000 shares	*	*	640
	Lowes Cos Inc Com	Common Stock, 200 shares	*	*	11,518
	LSI Inds Inc. Ohio Com	Common Stock, 300 shares	*	*	3,435
	LSI Logic Corp Com	Common Stock, 300 shares	*	*	1,644
	Lucent Technologies Inc Com	Common Stock, 2,900 shares	*	*	10,904
	Mamma.com Inc. Com	Common Stock, 100 shares	*	*	622
	Manhattan Scientifics Inc Com	Common Stock, 2,000 shares	*	*	125
	Matrasell Corp Com	Common Stock, 9,000 shares	*	*	0
	McAfee Inc. Com	Common Stock, 1,000 shares	*	*	28,930
	Mcdata Corp Cl A	Common Stock, 17 shares	*	*	101
	Medco Health Solutions Inc. Com	Common Stock, 49 shares	*	*	2,038

*	Party-in interest

**	Historical cost information is not required for participant directed investment funds

See Report of Independent Registered Public Accounting Firm and
the accompanying notes to the financial statements

SPARTA, INC. PROFIT SHARING PLAN
SUPPLEMENTAL SCHEDULE
DECEMBER 31, 2004
FEIN: 63-0775889
PLAN NUMBER: 001

SCHEDULE H, LINE 4i — SCHEDULE OF ASSETS
(HELD AT END OF YEAR)

		(c) Description of
		Investment Including
		Maturity Date, Rate of
	(b) Identity of Issue, Borrower,	Interest, Collateral,			(e) Current
(a)	Lessor or Similar Party	Par or Maturity Value	(d) Cost		Value
	Common Stock (continued)
	Merck & Co Inc Com	Common Stock, 411 shares	*	*	13,210
	Mfa Mtg Invts Inc. Com	Common Stock, 400 shares	*	*	3,528
	Microsoft Corp Com	Common Stock, 1,514 shares	*	*	40,454
	Middleby Corp Com	Common Stock, 71 shares	*	*	3,601
	Minera Andes Inc	Common Stock, 4,000 shares	*	*	2,360
	Motorola Inc Com	Common Stock, 50 shares	*	*	860
	Nanogen Inc. Com	Common Stock, 100 shares	*	*	736
	Nanometrics Inc. Com	Common Stock, 300 shares	*	*	4,836
	Nasdaq 100 Tr Unit Ser 1	Common Stock, 600 shares	*	*	23,949
	National Grid Transco Plc Sponsored ADR	Common Stock, 100 shares	*	*	4,799
	Newmont Mng Corp Com	Common Stock, 30 shares	*	*	1,332
	Nexar Technologies Inc Com	Common Stock, 150 shares	*	*	0
	Nextel Communications Inc. Cl A	Common Stock, 35 shares	*	*	1,050
	Nokia Corp Adr	Common Stock, 340 shares	*	*	5,328
	Nortel Networks Corp New Com	Common Stock, 8,875 shares	*	*	30,796
	Occidental Pete Corp Com	Common Stock, 300 shares	*	*	17,508
	Offshore Logistics Inc. Com	Common Stock, 28 shares	*	*	909
	Oracle Sys Corp Com	Common Stock, 3,124 shares	*	*	42,861
	Orthologic Corp Com	Common Stock, 1,500 shares	*	*	9,375
	Palmone Inc. Com	Common Stock, 6 shares	*	*	189
	Palmsource Inc. Com	Common Stock, 1 share	*	*	13
	Parametric Technology Corp Com	Common Stock, 325 shares	*	*	1,914
	Parlux Fragrances Inc. Com	Common Stock, 30 shares	*	*	674
	Paychex Inc. Com	Common Stock, 400 shares	*	*	13,632
	Pepsico Inc Com	Common Stock, 200 shares	*	*	10,440
	Pfizer Inc Com	Common Stock, 400 shares	*	*	10,756
	Pixar Com	Common Stock, 25 shares	*	*	2,140
	Plug Power Inc Com	Common Stock, 30 shares	*	*	183
	Polymet Mining Corp Com	Common Stock, 15,000 shares	*	*	7,725
	Pre Paid Legal Svcs Inc Com	Common Stock, 10 shares	*	*	375
	Precis Inc. CDT CAP STK	Common Stock, 1,200 shares	*	*	3,193
	Proassurance Corp Com	Common Stock, 352 shares	*	*	13,767
	Procter & Gamble Co Com	Common Stock, 200 shares	*	*	11,016
	Providence & Worchester Rr Co Com	Common Stock, 1,100 shares	*	*	14,839
	Qualcomm Inc Com	Common Stock, 800 shares	*	*	33,920
	Ramp Corp. Com	Common Stock, 250 shares	*	*	867
	Range Energy Inc Com	Common Stock, 567 shares	*	*	0
	Red Hat Inc Com	Common Stock, 150 shares	*	*	2,003
	RF Micro Devices Inc. Com	Common Stock, 100 shares	*	*	684
	Rite Aid Corp Com	Common Stock, 3,700 shares	*	*	13,542

*	Party-in interest

**	Historical cost information is not required for participant directed investment funds

See Report of Independent Registered Public Accounting Firm and
the accompanying notes to the financial statements

SPARTA, INC. PROFIT SHARING PLAN
SUPPLEMENTAL SCHEDULE
DECEMBER 31, 2004
FEIN: 63-0775889
PLAN NUMBER: 001

SCHEDULE H, LINE 4i — SCHEDULE OF ASSETS
(HELD AT END OF YEAR)

		(c) Description of
		Investment Including
		Maturity Date, Rate of
	(b) Identity of Issue, Borrower,	Interest, Collateral,			(e) Current
(a)	Lessor or Similar Party	Par or Maturity Value	(d) Cost		Value
	Common Stock (continued)
	Royal Caribbean Cruises Com	Common Stock, 700 shares	*	*	38,108
	Royal Gold Inc Com	Common Stock, 79 shares	*	*	1,441
	RSA Sec Inc Com	Common Stock, 300 shares	*	*	6,018
	S1 Corp Com	Common Stock, 1,000 shares	*	*	9,050
	Sanderson Farms Inc. Com	Common Stock, 300 shares	*	*	12,984
	Sanmina Corp Com	Common Stock, 6,950 shares	*	*	58,690
	Savient Pharmaceuticals Inc	Common Stock, 2,900 shares	*	*	7,859
	Sbc Communications Inc Com	Common Stock, 25 shares	*	*	644
	Scientific Atlanta Inc Com	Common Stock, 400 shares	*	*	13,204
	Seagate Technology Escrow Com	Common Stock, 300 shares	*	*	1
	Select Comfort Corp Oc Cap Stk	Common Stock, 75 shares	*	*	1,346
	Sirius Satellite Radio Inc Com	Common Stock, 800 shares	*	*	6,096
	Skywest Inc Com	Common Stock, 400 shares	*	*	8,024
*	Sparta Stock — Custodial	Common Stock, 2,713,240 shares	*	*	100,118,556
	Sportsmans Guide Inc Com New	Common Stock, 20 shares	*	*	450
	St Paul Traverlers Cos	Common Stock, 6 shares	*	*	222
	Storage Alliance Inc Com	Common Stock, 100 shares	*	*	2
	Suncor Energy Inc	Common Stock, 100 shares	*	*	3,540
	Sun Microsystems Inc Com	Common Stock, 1,300 shares	*	*	7,007
	Symyx Technologies Inc	Common Stock, 90 shares	*	*	2,705
	Syngenta Ag Sponsored Adr	Common Stock, 200 shares	*	*	4,270
	Sysco Corp Com	Common Stock, 400 shares	*	*	15,268
	Taiwan Semiconductor Adr	Common Stock, 500 shares	*	*	4,245
	Talk Amer Hldgs Inc Com New	Common Stock, 25 shares	*	*	166
	Teco Energy Inc Com	Common Stock, 100 shares	*	*	1,535
	Tellabs Inc Com	Common Stock, 400 shares	*	*	3,436
	Texas Instrs Inc Com	Common Stock, 1,380 shares	*	*	33,976
	Time Warner Inc New Com	Common Stock, 502 shares	*	*	9,764
	Time Warner Telecom Com	Common Stock, 500 shares	*	*	2,180
	Tivo Inc Com	Common Stock, 2,000 shares	*	*	11,740
	Transcanada Corp Com	Common Stock, 75 shares	*	*	1,865
	Trex Co Inc Com	Common Stock, 50 shares	*	*	2,622
	Trinity Biotech Plc Sponsored Adr	Common Stock, 2,000 shares	*	*	5,920
	Tuesday Morning Corp	Common Stock, 100 shares	*	*	3,063
	21st Century Technologies Inc. Com New	Common Stock, 5,000 shares	*	*	19
	Txu Corp	Common Stock, 100 shares	*	*	6,456
	Tyco Intl Ltd Com	Common Stock, 150 shares	*	*	5,361
	United Technologies Corp Com	Common Stock, 150 shares	*	*	15,503
	Utstarcom Inc	Common Stock, 120 shares	*	*	2,658
	Valence Technology Inc	Common Stock, 1,000 shares	*	*	3,110

*	Party-in interest

**	Historical cost information is not required for participant directed investment funds

See Report of Independent Registered Public Accounting Firm and
the accompanying notes to the financial statements

SPARTA, INC. PROFIT SHARING PLAN
SUPPLEMENTAL SCHEDULE
DECEMBER 31, 2004
FEIN: 63-0775889
PLAN NUMBER: 001

SCHEDULE H, LINE 4i — SCHEDULE OF ASSETS
(HELD AT END OF YEAR)

		(c) Description of
		Investment Including
		Maturity Date, Rate of
	(b) Identity of Issue, Borrower,	Interest, Collateral,			(e) Current
(a)	Lessor or Similar Party	Par or Maturity Value	(d) Cost		Value
	Common Stock (continued)
	Valero Refng & Mktg Co	Common Stock, 230 shares	*	*	10,442
	Valueclick Inc	Common Stock, 600 shares	*	*	7,998
	Varian Med Sys Inc Com	Common Stock, 200 shares	*	*	8,648
	Veritas Software Corp Com	Common Stock, 133 shares	*	*	3,797
	Verizon Communications Com	Common Stock, 122 shares	*	*	4,942
	Visteon Corp Com	Common Stock, 26 shares	*	*	254
	Vodafone Group Plc New Sponsored Adr	Common Stock, 730 shares	*	*	19,987
	Wal Mart Stores Inc Com	Common Stock, 225 shares	*	*	11,885
	Washington Mutual Inc Com	Common Stock, 200 shares	*	*	8,456
	Williams Cos Inc Com	Common Stock, 400 shares	*	*	6,516
	Winn Dixie Stores Inc	Common Stock, 1,000 shares	*	*	4,550

					102,823,478

	Corporate Bonds
	Discover Bk Greenwood Del CTF Dep	Corp Bond, 6.8% Interest, Due 12/06/2005	*	*	20,505
	Ford Mtr Cr Co Nt	Corp Bond, 6.25% Interest, Due 12/08/2005	*	*	12,293
	General Mtrs Accep Corp Smart Nt	Corp Bond, 2.5% Interest, Due 02/15/2006	*	*	4,925

					37,723

	Foreign Stock
	Central European Media Enterprises Ltd A	Foreign Stock, 200 shares	*	*	7,964
	P&O Gbp 1.0	Foreign Stock, 613 shares	*	*	3,522
	Westjet Airlines Ltd Com	Foreign Stock, 675 shares	*	*	6,710

					18,196

	Limited Partnerships
	Cedar Fair Depositary Unit Lp	Limited Partnerships	*	*	6,580
	Ledcor Properties, A Ca. L.P.	Limited Partnerships	*	*	27,576

					34,156

	Mutual Funds
	Aim Mid Cap Equity Cl A	Mutual Funds	*	*	3,010,196
	Aim Premier Equity Fd Cl A	Mutual Funds	*	*	27,198
	Aim Real Estate	Mutual Funds	*	*	1,238,838
	Aim Technology Cl A	Mutual Funds	*	*	3,925

*	Party-in interest

**	Historical cost information is not required for participant directed investment funds

See Report of Independent Registered Public Accounting Firm and
the accompanying notes to the financial statements

SPARTA, INC. PROFIT SHARING PLAN
SUPPLEMENTAL SCHEDULE
DECEMBER 31, 2004
FEIN: 63-0775889
PLAN NUMBER: 001

SCHEDULE H, LINE 4i — SCHEDULE OF ASSETS
(HELD AT END OF YEAR)

		(c) Description of
		Investment Including
		Maturity Date, Rate of
	(b) Identity of Issue, Borrower,	Interest, Collateral,			(e) Current
(a)	Lessor or Similar Party	Par or Maturity Value	(d) Cost		Value
	Mutual Funds (continued)
	Alger Capital Appreciation Portfolio - Cl C	Mutual Funds	*	*	40,631
	Alpine Us Real Estate Equity Cl Y	Mutual Funds	*	*	48,241
	American Balanced Fund Cl A (American Funds)	Mutual Funds	*	*	2,137,305
	American Bond Fund Of America Cl A	Mutual Funds	*	*	2,264,232
	American Century International Discovery Fund	Mutual Funds	*	*	40,661
	American Europacific Growth Cl A	Mutual Funds	*	*	2,348,956
	American Funds New Perspective Fd Cl A	Mutual Funds	*	*	88,141
	American Funds Smallcap World Fd Cl A	Mutual Funds	*	*	145,586
	American Funds Washington Mutual Invest Cl A	Mutual Funds	*	*	4,396,161
	American Growth Fd Of America Cl A	Mutual Funds	*	*	3,618,997
	American Investment Co Amer Cl A	Mutual Funds	*	*	394,975
	Artisan Mid Cap Fund	Mutual Funds	*	*	14,011
	Artisan International	Mutual Funds	*	*	9,938
	Baron Asset Fund	Mutual Funds	*	*	75,553
	Berwyn Fund	Mutual Funds	*	*	67,528
	Canterbury Capital Custodial Mutual Fund	Mutual Funds	*	*	37,500
	Cgm Focus Fund	Mutual Funds	*	*	60,379
	Columbia Acorn Fund Z	Mutual Funds	*	*	52,312
	Davis New York Venture Fund - Cl C	Mutual Funds	*	*	60,195
	Dodge & Cox Income	Mutual Funds	*	*	10,789
	Dodge & Cox International Stock	Mutual Funds	*	*	118,964
	Dodge & Cox Stock Fund	Mutual Funds	*	*	55,332
	Dreyfus Index Fds S&P 500 Index Fund	Mutual Funds	*	*	6,554,836
	Fidelity Advisor Equity Income Fund - Cl T	Mutual Funds	*	*	7,788
	Fidelity Advisor Overseas Fund - Cl T	Mutual Funds	*	*	6,500
	Fidelity Advisor Ser Ii Growth Opportunities Fund - Cl T	Mutual Funds	*	*	4,523
	Fidelity Aggressive Growth Fund	Mutual Funds	*	*	3,614
	Fidelity Balanced Fund	Mutual Funds	*	*	7,071
	Fidelity Contrafund	Mutual Funds	*	*	12,235
	Fidelity Dividend Growth Fund	Mutual Funds	*	*	21,481

*	Party-in interest

**	Historical cost information is not required for participant directed investment funds

See Report of Independent Registered Public Accounting Firm and
the accompanying notes to the financial statements

SPARTA, INC. PROFIT SHARING PLAN
SUPPLEMENTAL SCHEDULE
DECEMBER 31, 2004
FEIN: 63-0775889
PLAN NUMBER: 001

SCHEDULE H, LINE 4i — SCHEDULE OF ASSETS
(HELD AT END OF YEAR)

		(c) Description of
		Investment Including
		Maturity Date, Rate of
	(b) Identity of Issue, Borrower,	Interest, Collateral,			(e) Current
(a)	Lessor or Similar Party	Par or Maturity Value	(d) Cost		Value
	Mutual Funds (continued)
	Fidelity Growth & Income Portfolio	Mutual Funds	*	*	36,103
	Fidelity Growth Company Fund	Mutual Funds	*	*	11,080
	Fidelity Japan Smaller Companies Fund	Mutual Funds	*	*	37,190
	Fidelity Magellan Fund	Mutual Funds	*	*	3,838
	Fidelity New Millennium Fund	Mutual Funds	*	*	11,706
	Fidelity Select American Gold Portfolio	Mutual Funds	*	*	4,716
	Fidelity Select Chemical Portfolio	Mutual Funds	*	*	5,027
	Fidelity Select Electronics Portfolio	Mutual Funds	*	*	7,301
	Fidelity Spartan Total Market Index	Mutual Funds	*	*	38,108
	Fpa Crescent Institutional	Mutual Funds	*	*	37,385
	Fremont U S Micro Cap Fd	Mutual Funds	*	*	43,218
	Ing Large Cap Growth Fd Cl A	Mutual Funds	*	*	1,886
	Ing Midcap Opportunities Cl A	Mutual Funds	*	*	4,354
	Janus Global Life Sciences Fund	Mutual Funds	*	*	7,864
	Janus Global Technology Fund	Mutual Funds	*	*	3,220
	Janus Mercury Fund	Mutual Funds	*	*	18,338
	Janus Olympus Fund	Mutual Funds	*	*	5,168
	Janus Twenty Fund	Mutual Funds	*	*	7,012
	Janus Venture Fund	Mutual Funds	*	*	7,533
	Janus Worldwide Fund	Mutual Funds	*	*	45,271
	Lord Abbet Mid Cap Value Cl A	Mutual Funds	*	*	1,154,513
	Midas Fund	Mutual Funds	*	*	3,021
	Muhlenkamp Fund	Mutual Funds	*	*	73,288
	Munder Future Technology A	Mutual Funds	*	*	2,464
	Munder Net Net Fund Cl B	Mutual Funds	*	*	2,124
	Oak Associates White Oak Growth Stock Fund	Mutual Funds	*	*	33,808
	Phoenix Seneca Strategic Theme Fd A	Mutual Funds	*	*	10,978
	Phoenix-Engemann Small & Midcap Growth A	Mutual Funds	*	*	9,267
	Pimco Global Technology Instil	Mutual Funds	*	*	5,779
	Pioneer High Yield Cl A	Mutual Funds	*	*	229,889
	Putnam Health Sciences Tr Cl A	Mutual Funds	*	*	32,721
	Rydex Tempest 500	Mutual Funds	*	*	9,562
	Scudder Capital Growth Fd-Aarp Shares	Mutual Funds	*	*	29,756
	Seligman Communications & Info Fd Cl A	Mutual Funds	*	*	15,296

*	Party-in interest

**	Historical cost information is not required for participant directed investment funds

See Report of Independent Registered Public Accounting Firm and
the accompanying notes to the financial statements

SPARTA, INC. PROFIT SHARING PLAN
SUPPLEMENTAL SCHEDULE
DECEMBER 31, 2004
FEIN: 63-0775889
PLAN NUMBER: 001

SCHEDULE H, LINE 4i — SCHEDULE OF ASSETS
(HELD AT END OF YEAR)

		(c) Description of
		Investment Including
		Maturity Date, Rate of
	(b) Identity of Issue, Borrower,	Interest, Collateral,			(e) Current
(a)	Lessor or Similar Party	Par or Maturity Value	(d) Cost		Value
	Mutual Funds (continued)
	Seligman Global Technology Fund Cl A	Mutual Funds	*	*	2,748
	State Street Research Aurora Cl A	Mutual Funds	*	*	679,646
	State Street Research Emerging Growth	Mutual Funds	*	*	1,957,123
	Strong Mid Cap Disciplined Fd Investor	Mutual Funds	*	*	38,595
	T Rowe Price Capital Apreciation Fund	Mutual Funds	*	*	71,838
	T Rowe Price Media & Telecommnunicaitons Fund	Mutual Funds	*	*	13,061
	T Rowe Price Mid Cap Value	Mutual Funds	*	*	39,808
	Templeton World Fund Cl A	Mutual Funds	*	*	4,490
	Third Avenue Value	Mutual Funds	*	*	47,156
	Tweedy, Browne Global Value	Mutual Funds	*	*	44,122
	Ubs Pace Select Advisors Tr Large Co Growth Equity Cl A	Mutual Funds	*	*	41,077
	United Services World Precious Mineral Fd	Mutual Funds	*	*	14,306
	Vanguard Asset Allocation Fund	Mutual Funds	*	*	185,999
	Vanguard Balanced Index Fund	Mutual Funds	*	*	106,866
	Vanguard High Yield Corporate Fund	Mutual Funds	*	*	19,487
	Vanguard Index Tr 500 Index Fund	Mutual Funds	*	*	68,750
	Vanguard Index Tr Growth Index Fund	Mutual Funds	*	*	21,084
	Vanguard Index Tr Value Index Fund	Mutual Funds	*	*	99,875
	Vanguard Intermediate-Term Treasury Fund	Mutual Funds	*	*	161,410
	Vanguard Lifestrategy Growth Fund	Mutual Funds	*	*	11,363
	Vanguard Windsor Fund	Mutual Funds	*	*	199,991

					32,762,171

*	Party-in interest

**	Historical cost information is not required for participant directed investment funds

See Report of Independent Registered Public Accounting Firm and
the accompanying notes to the financial statements

SPARTA, INC. PROFIT SHARING PLAN
SUPPLEMENTAL SCHEDULE
DECEMBER 31, 2004
FEIN: 63-0775889
PLAN NUMBER: 001

SCHEDULE H, LINE 4i — SCHEDULE OF ASSETS
(HELD AT END OF YEAR)

		(c) Description of
		Investment Including
		Maturity Date, Rate of
	(b) Identity of Issue, Borrower,	Interest, Collateral,			(e) Current
(a)	Lessor or Similar Party	Par or Maturity Value	(d) Cost		Value
	Insurance Annuity Contracts
	American Skandia Life Assurance Group Annuity Bennett, Jr.	Insurance Policies	*	*	71,990
	American Skandia Life Assurance Group Annuity Pendergraft	Insurance Policies	*	*	34,501
	American Skandia Life Assurance Group Annuity Weisenberger	Insurance Policies	*	*	54,598
	American Skandia Life Assurance Group Annuity Massey	Insurance Policies	*	*	89,143
	American Skandia Life Assurance Group Annuity Goodner	Insurance Policies	*	*	105,456
	American Skandia Life Assurance Individual Annuity Gibbons	Insurance Policies	*	*	22,859

					378,547

	Participant Loans
*	Plan Participants	Participant Loans, various dates and rates of 5.0% to 10.5%	$0		1,427,764

	Totals				$148,719,084

*	Party-in interest

**	Historical cost information is not required for participant directed investment funds

See Report of Independent Registered Public Accounting Firm and
the accompanying notes to the financial statements